Exhibit 99.2

ALGONQUIN POWER & UTILITIES CORP.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS

JUNE 29, 2026

VOTING RESULTS

Resolution # 1:

By way of ballot, the shareholders approved the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year.

Ballots Tabulated:

For:	480,212,261	94.11%
Withheld:	30,080,369	5.89%
Total:	510,292,630	100%

Resolution # 2:
By way of ballot, the shareholders elected each of the following director nominees to hold office until the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.
Ballots Tabulated:

Nominees	FOR	%	AGAINST	%
Brett C. Carter	472,674,061	96.62%	16,548,143	3.38%
Amee Chande	487,282,111	99.60%	1,940,092	0.40%
D. Randall Laney	487,115,266	99.57%	2,106,936	0.43%
David Levenson	481,552,062	98.43%	7,670,140	1.57%
Christopher F. Lopez	486,321,555	99.41%	2,900,649	0.59%
Gavin Molinelli	482,547,117	98.64%	6,675,087	1.36%
Dilek Samil	485,613,456	99.26%	3,608,750	0.74%
DeAnn Walker	486,207,217	99.38%	3,014,989	0.62%
Roderick West	487,371,870	99.62%	1,850,336	0.38%

Resolution # 3:

By way of ballot, the shareholders passed the resolution set forth on page 18 of the management information circular dated May 19, 2026 (the “Circular”) approving the amendment to the Performance and Restricted Share Unit Plan for Employees of the Corporation and its Participating Affiliates; and

Ballots Tabulated:

For:	477,027,991	97.51%
Against:	12,194,212	2.49%
Total:	489,222,203	100%

Resolution # 4:

By way of ballot, the shareholders passed the advisory resolution set forth on page 18 of the Circular approving the Corporation’s approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	474,250,933	96.94%
Against:	14,969,269	3.06%
Total:	489,220,202	100%

DATED this 29th day of June, 2026

ALGONQUIN POWER & UTILITIES CORP.

/s/ Ryan Elger

Ryan Elger
Senior Vice President, Legal and Corporate Secretary